Contact:
Jonathan Burgin
CFO
(+972) 3-645-5004
jonathanb@radcom.co.il

FOR IMMEDIATE RELEASE

RADCOM’S STRONG POSITIVE MOMENTUM CONTINUES IN Q2:
QUARTERLY SALES RISE TO $4.6M WITH $0.5M NON-GAAP NET INCOME

TEL-AVIV, Israel – July 26, 2010— RADCOM Ltd. (RADCOM) (NASDAQ: RDCM), a leading network Service Assurance provider, today announced its unaudited financial results for the second quarter ended June 30, 2010.

Financial Results for the Second Quarter of 2010
Revenues for the second quarter of 2010 were $4.6 million, an increase of 77% compared with $2.6 million for the second quarter of 2009, and an increase of 5% compared with $4.4 million for the first quarter of 2010. Operating income for the period was $541,000, representing an operating margin of 11.9%, compared with 8.8% for the first quarter of 2010 and an operating net loss in the second quarter of 2009.

According to U.S. generally accepted accounting principles (GAAP), net income for the second quarter was $80,000, or $0.02 per ordinary share (basic) and $0.01 per ordinary share (diluted), compared with a net loss of $856,000, or $(0.17) per ordinary share (basic and diluted), for the second quarter of 2009, and net income of $51,000, or $0.01 per ordinary share (basic and diluted), for the first quarter of 2010. Net income was adversely impacted by a $332,000 financial expense derived from the mark-to-market of outstanding warrants based on their exercise price of $2.56 per warrant share, which is well below RADCOM's share price of $5.00 as of the close of trade on NASDAQ on June 30, 2010 and $5.61 as of the close of trade on NASDAQ on July 23, 2010. This expense was triggered by the significant appreciation of RADCOM’s share price during the quarter.

To provide investors with insight into the Company’s underlying operating results, financial results are also being presented on a non-GAAP basis excluding share-based compensation expenses and change in fair value of warrants from all periods. According to this non-GAAP basis, net income for the quarter was $487,000, or $0.09 per diluted share, compared with a net loss of $795,000 or $(0.16) per diluted share, for the second quarter of 2009, and net income of $284,000, or $0.05 per diluted share, for the first quarter of 2010.

Comments of Management
Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “We are very pleased to report another quarter of across-the-board progress marked by continued growth in our revenues, profits, profit margins and operating cash flow. These very satisfying results demonstrate the market’s growing need for network performance tools, its recognition of the excellence of RADCOM solutions, and, most important, the ongoing commitment and talents of the RADCOM team.”

Mr. Ripstein continued, “We continue to benefit from one of the telecommunication industry’s strongest drivers: the emergence of smart phone devices, like the iPhone and Blackberry, and the associated explosion in network traffic. Operators are struggling to deal with a reality of dropped calls, crashed networks and extreme customer frustration, and have become hyper-aware of the cost of poor network performance. As a result, our products have become ‘must-have’ solutions for a growing number of operators throughout the world, and we are experiencing increased interest and demand in all territories.”

Mr. Ripstein concluded, “We believe our progress confirms our ‘read’ of the market, our technologies and long-term strategies. Our intention going forward is to take full advantage of the opportunity, continuing to execute our strategy focused on excellence, value and customer satisfaction – a strategy which has proven itself by delivering significant growth over the past two years.”

Financial Results for the First Half of 2010
Revenues for the first half of 2010 were $9.0 million, an increase of 96% compared with $4.6 million in the first half of 2009. Gross profit for the period rose to 66.5% compared with 60.2% in the first half of 2009.

According to U.S. generally accepted accounting principles (GAAP), operating income for the first half of 2010 was $933,000, compared to an operating loss of $2.3 million for the first half of 2009. Net income for the first half of 2010 was $0.1 million, or $0.03 per basic share ($0.02 per diluted share). This compared with a net loss of $2.4 million, or $(0.46) per ordinary share (basic and diluted), for the first half of 2009. Net income was impacted by a $532,000 financial expense which derived from the mark-to-market of outstanding warrants, an expense triggered by the significant appreciation of RADCOM’s share price during the period.

To provide investors with insight into the Company’s underlying operating results, financial results are also being presented on a non-GAAP basis excluding share-based compensation expenses and change in fair value of warrants from all periods. According to this non-GAAP basis, net income for the first half was $771,000, or $0.14 per diluted share, compared with a net loss of $2.2 million, or $(0.43) per diluted share for the first half of 2009.

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About RADCOM
RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM's comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer care. RADCOM's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release.  These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash equity based compensation that has been expensed in accordance with ASC Topic 718 and change in fair value of warrants that has been expensed in accordance with ASC 815-40, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period.  These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$4,560	$2,608	$8,998	$4,626
Cost of sales	1,510	1,052	3,012	1,842
Gross profit	3,050	1,556	5,986	2,784

Research and development, gross	1,037	1,048	2,085	2,110
Less - royalty-bearing participation	342	385	761	785
Research and development, net	695	663	1,324	1,325

Sales and marketing	1,595	1,428	3,096	2,942
General and administrative (1)	219	416	633	832
Total operating expenses	2,509	2,507	5,053	5,099
Operating income (loss)	541	(951)	933	(2,315)

Financing income (loss), net	(461)	95	(802)	(42)
Net income (loss)	80	(856)	131	(2,357)
Basic net income (loss) per ordinary share	$0.02	$(0.17)	$0.03	$(0.46)
Diluted net loss per ordinary share	$0.01	$(0.17)	$0.02	$(0.46)
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	5,112,291	5,081,426	5,108,447	5,081,426
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	5,585,035	5,081,426	5,435,567	5,081,426

(1) Includes a decrease of $206,000 in allowance for doubtful accounts for the three and six month periods ended June 30, 2010.

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income (loss)	$80	$(856)	$131	$(2,357)
Stock-based compensation (1)	75	73	108	160
Change in fair value of warrants	332	(12)	532	9
Non-GAAP net income (loss)	$487	$(795)	$771	$(2,188)
Non-GAAP earnings (losses) per share (diluted)	$0.09	$(0.16)	$0.14	$(0.43)

Number of shares used in computing Non-GAAP earnings (losses) per share (diluted)	5,585,035	5,081,426	5,435,567	5,081,426

(1) Stock-based compensation:
Cost of sales	2	3	4	6
Research and development	5	19	9	42
Selling and marketing	30	25	35	56
General and administrative	38	26	60	56
	75	73	108	160

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of	As of
	June 30, 2010	December 31, 2009
	(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	2,439	3,274
Trade receivables, net	4,397	3,610
Inventories	2,918	2,879
Other current assets	1,370	607
Total Current Assets	11,124	10,370
Severance pay fund	2,444	2,495
Property and equipment, net	423	575
Total Assets	13,991	13,440

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	1,954	1,117
Deferred revenue	684	478
Current maturities of long-term loan	426	1,022
Other payables and accrued expenses	4,170	4,781
Total Current Liabilities	7,234	7,398

Long-Term Liabilities
Deferred revenue	198	85
Long term loan, net of current maturities	-	170
Warrants related to long term loan	780	248
Accrued severance pay	2,836	2,899
Total Long-Term Liabilities	3,814	3,402

Total Liabilities	11,048	10,800

Shareholders' Equity
Share capital	179	177
Additional paid-in capital	51,714	51,544
Accumulated deficit	(48,950)	(49,081)
Total Shareholders' Equity	2,943	2,640

Total Liabilities and Shareholders' Equity	13,991	13,440